HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414




                                  May 15, 2018



Erin Jaskot
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-223101


      This office represents United Cannabis Corporation. Please call me at your earliest convenience regarding the status of the Company's registration statement.

      Thank you.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart

                                William T Hart









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